Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Westport Announces LNG Clean Truck Program Update and Management
     Transition

     VANCOUVER, Jan. 20 /CNW/ - Westport Innovations Inc.
(TSX:WPT/NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced that as the largest procurement for LNG trucks at the Port of Los Angeles (LA) and Port of Long Beach (LB)
(the Ports) edges to completion, Michael Gallagher, President & Chief
Operating Officer of Westport, will transition to a new role as Senior
Adviser. The South Coast Air Quality Management District (SCAQMD) in concert with the Ports have previously announced funding for natural gas trucks, which is expected to add up to another 500 LNG trucks to the Ports' trucking fleet by April 30, 2010. Dr. Gallagher, who has focused his recent efforts around building up the fleet of natural gas trucks at the Ports, will continue to focus on senior international relationships in government and industry including industry boards and associations.
     "It has been an honour and a privilege serving as Westport's President and COO these past seven years; I have enjoyed building our LNG trucking business at the Ports over the last four years, and I will continue to advocate for the importance of replacing oil-based trucks with clean, low-emission trucks running on natural gas," said Michael Gallagher. "As
Senior Adviser, I will look to expand Westport's important high-level energy and environmental relationships around the world, and articulate the capabilities of natural gas vehicles and their positive characteristics including energy security, high performance, lower carbon emissions, and cheaper fuel in comparison to diesel."
     As part of a retirement transition plan, Dr. Gallagher will continue as
Chairman of the Board of Cummins Westport Inc., and as a Member of the Board
of Directors of Westport.
     "Mike has been an integral part of the growth of Westport and our Heavy
Duty truck business, as well as the natural gas transportation industry," said
David Demers, CEO of Westport Innovations. "The success at the Ports has captured the world's interest and allowed us to engage Volvo in Europe and
Weichai in Asia to create international LNG truck capacity and leverage. I am sure Mike will continue to be a tremendous steward for Westport and the natural gas transportation industry as he builds on our initial success to national and international visibility and the goal of reducing dependency on oil."
     The Port of LB announcement in early January 2010 identifies major milestone achievements in the Clean Trucks Program including the banning of over 8,000 older, polluting trucks and reducing truck emissions by 80%. It is expected that approximately 1,000 LNG trucks will make up the LNG truck fleet by April 30, 2010 including the recent round of funding by the SCAQMD. Adding to the growing fleet of natural gas trucks, the SCAQMD, California Air
Resources Board (CARB), and the Ports have now also initiated discussions for the next round of Prop 1B funding for the Clean Trucks Program for 2010.
     The Ports' application of LNG trucks has helped prove LNG truck and engine technology and the viability of LNG as an alternative fuel for trucks.
The establishment and early adoption of the Clean LNG Trucks Program required pulling together a complex consortium of stakeholders over a four-year period, who were committed to a common goal of putting alternative fuel trucks on the road at the Ports. Organizations that have helped contribute to the development of LNG trucks and the Clean Trucks Program include but are not limited to Clean Energy Fuels, SCAQMD, CARB, the two ports - LA and LB, the
Mayors of LA and LB, OEM's such as Kenworth, Peterbilt and Cummins, and the early adopter fleets such as Southern Counties Express, Total Transportation
Services (TTSI) and Cal Cartage.

     About Westport Innovations Inc.

     Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. The Westport GX engine and LNG system for heavy-duty Class 8 trucks offers class-leading emissions and allows trucking fleets to move to lower-cost, domestically available natural gas. Cummins
Westport Inc., Westport's joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. BTIC Westport
Inc., Westport's joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport's joint venture with OMVL SpA, Juniper Engines Inc., offers light-duty LPG engine solutions for industrial applications such as forklifts. To learn more about our business, please visit: www.westport.com. Follow our business on Twitter at
http://twitter.com/WestportWPRT or subscribe to our News Release RSS Feed through our website.

     Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, including statements relating to the production, efficiency, performance, emissions, benefits, timing, systems and processes and demand for products, which are based on Westport's estimates, forecasts and projections.
These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control and are discussed in Westport's most recent Annual Information Form and filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00004375E          %CIK: 0001370416

     /For further information: Inquiries: Darren Seed, Vice President,
Investor Relations and Communications, Westport Innovations Inc., Phone: (604)
718-2046, Email: invest(at)westport.com/
     (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 16:05e 20-JAN-10